Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 17, 2020	NR 20-11

Drilling Resumes at Alianza’s Horsethief Gold Property, Nevada

Vancouver, B.C., July 17, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that crews have returned to site for completion of the 2020 reverse-circulation (“RC”) drilling program at the Horsethief Gold Property, Nevada. This work is funded by partner Hochschild Mining (US), a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC) under an option to earn a 60% interest in the project by funding exploration expenditures of US$5 million over 5.5 years. Drilling is underway at pad RC-10, the seventh hole of the program.

Six holes have been completed to date, totalling 1,770 metres (5,805 feet) of drilling. Analytical results from the initial holes of the 2020 program have yet to be received and are expected soon. Results will be released once the QA/QC process and integration into the project database are complete.

A map of the drill hole collar locations is shown below.

Horsethief is located 16 miles (25 km) east of the historic mining town of Pioche, NV. The current Notice of Intent (“NOI”), approved by the United States Bureau of Land Management (“BLM”), allows for up to 3,000 metres of drilling in ten holes.

Horsethief Property

Drilling at Horsethief follows a very successful 2019 program that included detailed mapping focussed on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Significantly, based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks hosting other major deposits such as the Long Canyon Gold Mine.

Additionally, the 2019 work program identified a new window of upper Cambrian to lower Ordovician-aged carbonate stratigraphy with significant jasperoid alteration in the northeast portion of the property. An additional 26 claims were staked to cover this occurrence as well as prospective stratigraphy identified in the southern portion of the property.

Horsethief hosts five primary drill targets; four target areas defined by surface exposures of altered carbonate rocks and one target at depth, interpreted from induced polarization (IP) and resistivity geophysical surveys.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada, Colorado and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 106.1 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.